UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **February 18, 2010**

FelCor Lodging Trust Incorporated

(Exact name of registrant as specified in its charter)

Maryland	**001-14236**	**75-2541756**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

545 E. John Carpenter Frwy., Suite 1300 Irving, Texas	**75062**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(972) 444-4900**

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 – Corporate Governance and Management

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 18, 2010, the Board of Directors of FelCor Lodging Trust Incorporated approved the following changes to FelCor's annual incentive programs:

Performance Criteria for Incentive Compensation

FelCor's Board of Directors and the Compensation Committee consider performance in connection with determining compensation of employees, including executive officers. Actual performance in a year is used to determine (i) annual cash bonus payable in respect of that year under the annual cash incentive program, (ii) performance-based vesting of restricted stock granted prior to 2009 and (iii) the shares of restricted stock to be granted in the current year, based upon prior year performance, pursuant to FelCor's annual equity incentive program.

Previously, FelCor assessed performance exclusively by reference to achievement of a financial metric (e.g., adjusted funds from operations per share of common stock) along a pre-determined scale of performance relative to a targeted level, ranging from a threshold, or doable, level up to a superior, or stretch, level of performance. For 2010 and subsequent years, as is common with many of FelCor's peer Lodging REITs, the Board of Directors determined that assessing an employee's performance should take into consideration achievement of financial and non-financial corporate goals and individual performance goals relative to pre-determined objectives (weighted, as components of overall target, in order: 50%, 25% and 25%). Each of the categories will be independently reviewed for achievement along the scale of performance from doable to target to stretch levels. The Board of Directors made this determination in recognition that simply focusing on financial performance over a single year without regard to other achievements in that year that contribute toward long-term strategic objectives and goals, as determined by the Board of Directors, was too narrow an approach to the overall evaluation of performance by the management team. In addition, the Board of Directors will establish a lower threshold level (below the doable level) of financial performance every year below which no employees will be eligible to receive non-discretionary cash bonuses in respect of such year for any of these categories.

The foregoing summary is qualified in its entirety by the description of FelCor's performance-based incentive compensation program contained in Exhibit 10.1 to this Current Report.

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

    (d)   <u>Exhibits</u>.

    The following exhibits are deemed to be filed or furnished, depending on the relevant items requiring such exhibit, in accordance with the provisions of Item 601 of Regulation S-K and Instruction B.2 of this form:

Exhibit Number	Description of Exhibit
10.1	Description of Annual Incentive Compensation Programs

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FELCOR LODGING TRUST INCORPORATED

Date: February 19, 2010

By: /s/Jonathan H. Yellen

Name: Jonathan H. Yellen

Title: Executive Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
10.1	Description of Annual Incentive Compensation Programs

Exhibit 10.1

FelCor Lodging Trust Incorporated

Performance-Based Annual Incentive Compensation Programs

The Board of Directors (the "Board") of FelCor Lodging Trust Incorporated ("FelCor" or the "Company") has determined that a substantial portion of an employee's compensation should be tied directly to achievement of targeted performance. In particular, annual cash bonuses and annual restricted stock grants are both subject to adjustment based upon prior year performance, and portions of restricted stock grants made prior to 2009 vest based upon prior year performance.

Annual Cash Incentive Program. As previously disclosed, annual cash bonuses are determined by reference to base salary and performance over the prior year. Each employee has a targeted bonus, based upon a percentage of his or her base salary (the percentage varies depending on position). That percentage is adjusted for performance between threshold ("doable") and superior ("stretch") levels, as shown in the following table, which outlines the relevant percentages for FelCor's executive officers:

	< Doable	*Doable*	*Target*	*Stretch*	*> Stretch*
CEO	0.0%	50.0%	100.0%	200.0%	200.0%
EVP	0.0%	37.5%	75.0%	112.5%	112.5%

Annual Equity Incentive Program. As previously disclosed, FelCor grants restricted stock to its officers, and the shares actually granted to each officer are based upon a percentage of his or her base salary (the percentage varies depending on position). That grant is adjusted for performance from doable and below to target to stretch and above, as shown in the following table, which outlines the effective relevant percentages for FelCor's executive officers:

	≤ Doable	*Target*	*≥ Stretch*
CEO	150.0%	200.0%	250.0%
EVP	93.75%	125.0%	156.25%

Annual Performance-Based Vesting of Restricted Stock Granted Prior to 2009. As previously disclosed, annual grants of restricted stock made prior to 2009 vest, in part, based upon performance. For shares eligible to vest in 2011 and 2012 based upon annual performance (after which all such shares will have either vested or been forfeited), 75% of eligible shares will vest for performance at or below doable, with the vesting percentage increasing on a straight-line basis through target performance (for which 100% of such shares will vest).

The Board has determined that, at or near the beginning of each calendar year, it will establish targeted performance criteria in the following categories, with the indicated weight given to those categories as noted below:

Financial Performance.   Each year, the Board sets targeted financial performance (typically with reference to commonly used metrics like funds from operations or earnings before interest, taxes, depreciation and amortization, or EBITDA) based upon a variety of factors, including budgets, industry projections, individual hotel markets and similar considerations. The Board then establishes a scale from doable to stretch performance. Typically, targeted performance is at the linear mid-point between the two, but not necessarily every year. *Weight: 50%*

Non-Financial Corporate Performance. When setting financial performance targets, the Board also reviews and approves non-financial corporate objectives for the year.   These objectives often relate to long-term strategic objectives and other operating or management goals that the Board believes are important. After the completion of each year, the Board will assess FelCor's performance on each of these objectives, based on a scoring matrix that is intended to show a composite level of performance from doable to target to stretch. *Weight: 25%.*

Individual Performance. Each FelCor employee, including the Chief Executive Officer, has individual performance objectives that are established at or near the beginning of each year. The Chief Executive Officer reviews and approves the performance objectives of FelCor's other executive officers, and the Compensation Committee reviews our Chief Executive Officer's performance objectives, which typically track closely to our corporate objectives (financial and non-financial). After completion of each year, as with non-financial corporate performance, individual performance is reviewed and assessed by an employee's direct supervisor or, in the case of the Chief Executive Officer, by the Board and/or the Compensation Committee, based on a scoring matrix that is intended to show a composite level of performance from doable to target to stretch. *Weight: 25%*

Overall Minimum Financial Performance. The Compensation Committee and the Board believe that there should be a minimum level of financial performance below which, regardless of other corporate or individual performance, no bonus compensation should be paid pursuant to the foregoing program unless the company achieves at least a minimal level of pre-determined financial performance, which level is lower than the doable level of financial performance noted above.

The Compensation Committee and the Board reserve the absolute right and discretion to review and modify performance objectives, thresholds and criteria at any time in light of changes in circumstances. Similarly, the Compensation Committee and the Board retained their discretion, as part of the company's overall compensation program, to award discretionary bonuses and other awards outside of the annual incentive programs based on relevant considerations at the time.